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8-68603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ January 1, 2016 _____ AND ENDING _____ December 31, 2016 _____

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Olivetree Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

281 Tresser Boulevard

(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Roche   (203) 703-0002

                                                          (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

(Name -- *if individual, state last, first, middle name*)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Christopher Pilder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olivetree Financial, LLC, as of December 31 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DINA EVAN FOX
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2020

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Olivetree Financial, LLC

Statement of Financial Condition
December 31, 2016
(With Report of Independent Registered Public Accounting Firm Thereon)

Olivetree Financial, LLC
Contents
As of December 31, 2016





Report of Independent Registered Public Accounting Firm

To the Member of
Olivetree Financial, LLC

We have audited the accompanying statement of financial condition of Olivetree Financial, LLC, (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Olivetree Financial, LLC, as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 28, 2017

WeiserMazars LLP
60 Crossways Park Drive West, Suite 301 – Woodbury, New York – 11797
Tel: 516.488.1200 – Fax: 516.488.1238 – www.weisermazars.com

WeiserMazars LLP is an independent member firm of Mazars Group.



Olivetree Financial, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	292,907
Due from clearing broker		524,236
Due from parent		131,457
Security deposit		50,873
Prepaid expenses		47,837
Fixed assets, net of accumulated depreciation		100,193
Total assets	$	1,147,503

Liabilities and Member's Equity

Accrued expenses and other payables	$	509,543
Member's equity		637,960
Total Liabilities and Member's Equity	$	1,147,503

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

    Olivetree Financial, LLC (the "Company") is a wholly-owned subsidiary of Olivetree Financial Limited (the "Parent") and was formed on December 15, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company distributes, to U.S. institutional investors and other U.S. registered broker dealers, the research of its Parent, a financial services firm authorized and regulated under the Financial Conduct Authority in the United Kingdom. The Company accepts and executes orders from U.S. institutional investors and U.S. broker-dealers primarily in relation to foreign securities covered by this research. The Company also accepts orders in relation to certain U.S. equity securities and American Depository Receipts. The Company may also act as a member of a selling group in selected underwritings on a best efforts basis and may conduct a private placement business. The Company transmits orders in foreign securities to the Parent for execution and clearing which is facilitated through a chaperoning agreement under Rule 15a-6 of the Securities Exchange Act of 1934.

    The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company does not hold customer funds or securities and therefore it is exempt from the requirement of SEC Rule 15c3-3. The Company began self-clearing 15a-6 chaperoned transactions on behalf of the Parent Company as a result of a change to its US clearing agent as of October 12, 2015.

    The liability of the member for the losses, debts and obligations of the Company is generally limited to its contributions.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

    Cash
    The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts. At December 31, 2016 the Company had $37,573 in excess of these federally insured limits.

    Fixed Assets
    Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life for computer and equipment is five years.

    Expenditures for maintenance, repairs and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Revenue and Expense Recognition

Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. Research fees received in return for a research product, either directly from clients or from brokers, are recorded when services are delivered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company has elected to be treated as a corporation for federal, state and local income tax purposes. The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

3. Clearing Agreement

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2016, the Company has a receivable of $524,236 from the clearing broker.

4. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2016 is as follows:

Furniture and Equipment	$	232,179
Less: accumulated depreciation		(131,986)
	$	100,193

5. **Commitments**

On January 29, 2016, the Company entered into a Lease Assignment and Assumption agreement ("Lease") with a commencement date of March 1, 2016 for a new office space located in Suite 201, Two Stamford Plaza, 281 Tresser Boulevard, Stamford, CT. The Company signed an Assumption of Lease agreement and received $322,579, consisting of cash in the amount of $271,706 and a security deposit in the amount of $50,873, from the assignor to supplement the rent.

The operating sublease agreement in the New York Office ("Sublease"), which was initially extended until November 30, 2015 was further extended based on the understanding that either party could thereafter terminate such sublease by providing two months written notice at any time. The Company provided notice of termination for such Sublease to be terminated with effect from March, 31, 2016.

Minimum annual rental commitments under non-cancellable leases are as follows at December 31, 2016.

Year ending December 31,	Amount
2017	$ 233,484
2018	233,484
2019	38,914
	$ 505,882

6. **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

7. **Related Party Transactions**

The Company is economically dependent on its Parent and the Parent will continue to financially support the operations of the Company. The Company has a Commission Sharing Agreement (the "Agreement") with the Parent. Under terms of the agreement the Parent Company executes and clears customer orders of foreign securities. Commission income associated with this agreement amounted to $336,229. In accordance with the Agreement, the Parent charged $68,205 to the Company in 2016 for execution and support costs.

8.   **Income Taxes**

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards.

At December 31, 2016, differences in depreciation methods and net operating loss carryforwards gave rise to a deferred tax asset of approximately $696,000, for which a full valuation allowance is provided due to uncertainty of its realization. The valuation allowance went from approximately $179,000 to $696,000 during 2016.

As of December 31, 2016, the Company had net operating loss carryforwards of approximately $1,330,000 for federal, state and local purposes available to offset future taxable income. The net operating loss carryforwards expire commencing 2031 through 2032.

The Company adopted the general accounting principle regarding uncertain tax positions. Management believed that the Company does not have any uncertain tax positions as of December 31, 2016. Generally, the Company's tax returns are subject to examination by federal, state and local authorities for a period of three years from the later of the due date of such returns or the actual date the returns were filed.

9.   **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain a minimum net capital equal to $250,000. At December 31, 2016, the Company had net capital of $307,600, which exceeded the regulatory requirement by $57,600.